1180 Peachtree Street
Atlanta, Georgia 30309
www.kslaw.com
John D. Capers, Jr.
Direct Dial: 404/572-4658
Direct Fax: 404/572-5132
jcapers@kslaw.com
Via EDGAR and Facsimile
May 2, 2011
Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
Mail Stop 3628
100 F Street, NE
Washington, D.C. 20549-3628
Attn: Peggy Kim, Special Counsel
Re:	Belk, Inc. Schedule TO-I Filed on April 18, 2011 File No. 005-54017
Dear Ms. Kim:
     We are providing, on behalf of Belk, Inc. (the “Company”), a supplemental response to the comment of the staff of the Securities and Exchange Commission (the “Staff”) in its letter dated April 26, 2011, and pursuant to our telephone conference with you on April 30, 2011. To assist in your review, we have included the Staff’s comment below.
Offer to Purchase
General
1.	We note that you are offering to purchase approximately 62.4% of the total outstanding Class B shares. Please advise us as to your consideration of whether Rule 13e-3 applies to this tender offer.
Response to Comment 1:
     The Company confirms that both as of the record date for the offer (April 8, 2011) and of the business day prior to the launch of the offer (April 15, 2011), the Company’s records show that there were less than 300 holders of its Class B stock. The number of holders of Class B stock as of the record date for the offer was disclosed on page 19 of the offer to purchase. The Class B stock is registered under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Securities and Exchange Commission
May 2, 2011

     The Staff concluded in Question and Answer 104.01 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations (“C&DIs”) relating to Rule 13e-3 of the Exchange Act that if an issuer is eligible to terminate the registration of a class of equity securities under Section 12(g) of the Exchange Act because the relevant class of securities is held of record by less than the threshold amounts specified in Rule 12g-4, then the issuer is not required to file a Schedule 13E-3 when it engages in a transaction specified in Rule 13e-3(a)(3)(i) that further reduces the number of record holders. The Staff noted that this is because the issuer was already eligible to terminate the registration under Section 12(g), and therefore the transaction would not be deemed to have “caused” the class of securities to become eligible for termination of registration. The reduction in the number of security holders pursuant to such transaction would therefore not produce the going private effect specified in Rule 13e-3(a)(3)(ii)(A).
     In accordance with the C&DI, the Company confirms that it was eligible to terminate the registration of the Class B stock pursuant to Rule 12g-4 prior to the time of the offer as the Class B stock was held of record by less than 300 persons. Therefore, the offer will not “cause” the Class B stock to be eligible for termination of registration and will not produce the going private effect of Rule 13e-3. The Company confirms that the offer was not undertaken with the purpose of producing the going private effect specified in Rule 13e-3.
     In connection with responding to the Staff’s comment, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please contact the undersigned at (404) 572-4658 with any questions concerning this letter. In addition, we request that you advise us when the Staff has completed its review of the filing.
Very truly yours,
John D. Capers, Jr.

cc:	Mr. Ralph Pitts Ms. Laura O. Hewett